Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated August 3, 2010
Relating to Preliminary Prospectus Supplement dated August 2, 2010
Registration Statement No. 333-168464
PRICING TERM SHEET
Dated August 3, 2010 to the
Preliminary Prospectus Supplement Referred to Below
Teleflex Incorporated
Offering of
$350,000,000 principal amount of
3.875% Convertible Senior Subordinated Notes due 2017
The information in this pricing term sheet relates only to the Convertible Senior Subordinated Notes offering and should be read together with (i) the preliminary prospectus supplement dated August 2, 2010 relating to the Convertible Senior Subordinated Notes offering, including the documents incorporated by reference therein, and (ii) the accompanying prospectus dated August 2, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Teleflex Incorporated, a Delaware corporation.

Ticker/Exchange for Common Stock:	TFX/The New York Stock Exchange (“NYSE”)

Securities Offered:	3.875% Convertible Senior Subordinated Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:	$350,000,000 aggregate principal amount of Notes.

Underwriters’ Option to Purchase Additional Notes:	Up to $50,000,000 principal amount of additional Notes.

Net Proceeds of the Offering:	Approximately $338.6 million (or approximately $387.2 million if the underwriters exercise their option to purchase additional notes in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer.

Convertible Note Hedge Transactions and Warrant Transactions:	Approximately $25.0 million of the net proceeds from the offering will be used to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrants). If the underwriters exercise their option to purchase additional notes, the notional size of the convertible note hedge transactions and the warrant transactions will be automatically increased in a manner proportionate to the increase in the principal amount of the notes being sold in the offering. In such event, the Issuer intends to use a proportionate portion of the net proceeds from the sale of such additional Notes (together with proceeds to the Issuer from the increase in the size of the warrant transactions) to fund the additional cost of the increased convertible note hedge transactions. The strike price of the warrant transactions is $74.648 (subject to customary anti-dilution adjustments), which represents a 40% premium over the Closing Stock Price.

Maturity Date:	August 1, 2017, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Annual Interest Rate:	3.875% per annum, accruing from the Settlement Date.

Interest Payment Dates:	Each February 1 and August 1, beginning on February 1, 2011.

Interest Payment Record Dates:	January 15 and July 15.

Public Offering Price:	100%

Closing Stock Price:	$53.32 per share of the Issuer’s common stock on the NYSE as of August 3, 2010.

Conversion Premium:	Approximately 15% above the Closing Stock Price.

Conversion Price:	Approximately $61.32 per share of the Issuer’s common stock, subject to adjustment.

Conversion Rate:	16.3084 shares of the Issuer’s common stock per $1,000 principal amount of the Notes, subject to adjustment.

Joint Book-Running Managers:	Goldman, Sachs & Co., Jefferies & Company, Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc.

Pricing Date:	August 3, 2010

Expected Settlement Date:	August 9, 2010

CUSIP/ISIN Number:	879369AA42 / US879369AA42

Pro Forma Ratio of Earnings to Fixed Charges:	Assuming the Refinancing Transactions were completed as of January 1, 2009, the pro forma ratio of earnings to fixed charges for the six months ended June 27, 2010 is 3.1.

Borrowing Capacity:	As of June 27, 2010, on an as adjusted basis after giving effect to the Refinancing Transactions, the Issuer would have approximately $345.4 million of borrowing capacity, consisting of $311.0 million of aggregate borrowing capacity under the Issuer’s revolving credit facility and $34.4 million of borrowing capacity under the Issuer’s accounts receivable securitization facility.

Adjustment to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased per $1,000 principal amount of Convertible Senior Subordinated Notes for conversions in connection with a make-whole fundamental change based on the stock price and effective date of such make-whole fundamental change:

	Stock Price
Effective
Date	$53.32	$55.00	$60.00	$65.00	$70.00	$80.00	$90.00	$100.00	$120.00	$140.00	$160.00	$180.00
August 9, 2010	2.4462	2.3988	1.8223	1.4229	1.1561	0.7968	0.5412	0.3503	0.1375	0.0542	0.0248	0.0075
August 1, 2011	2.4462	2.2671	1.6831	1.2788	1.0186	0.7023	0.4689	0.2975	0.1053	0.0337	0.0093	0.0000
August 1, 2012	2.4186	2.1625	1.5680	1.1563	0.8944	0.6024	0.4000	0.2501	0.0824	0.0237	0.0042	0.0000
August 1, 2013	2.3672	2.1010	1.4760	1.0431	0.7621	0.5051	0.3283	0.2038	0.0610	0.0135	0.0000	0.0000
August 1, 2014	2.3591	2.0756	1.4063	0.9483	0.6473	0.3811	0.2430	0.1443	0.0353	0.0012	0.0000	0.0000
August 1, 2015	2.3794	2.0643	1.3271	0.8247	0.4993	0.2336	0.1322	0.0626	0.0000	0.0000	0.0000	0.0000
August 1, 2016	2.4462	2.0944	1.2521	0.7020	0.3644	0.1198	0.0638	0.0228	0.0000	0.0000	0.0000	0.0000
August 1, 2017	2.4462	1.8734	0.3582	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $180.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and

•	if the stock price is less than $53.32 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.
Notwithstanding the foregoing, in no event will the conversion rate exceed 18.7546 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement dated August 2, 2010.

Capitalization
     The following table sets forth Issuer’s cash and cash equivalents and capitalization as of June 27, 2010:
•	on an actual basis; and

•	on an as adjusted basis to give effect to the Refinancing Transactions.
     This table should be read in conjunction with the information set forth under the “Use of Proceeds” section and the “Description of Other Indebtedness” section included in the preliminary prospectus supplement and the Issuer’s consolidated financial statements and the notes thereto incorporated by reference in the preliminary prospectus supplement and accompanying prospectus.

	As of June 27, 2010
	Actual	As Adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents	$287,129	$171,922

Current borrowings:
Accounts receivable securitization facility(2)	$39,700	$39,700
Other(3)	$1,764	$1,764

Total current borrowings	$41,464	$41,464
Long-term debt:
Credit Facilities:
Term loan facility due 2012(4)	$600,000	$36,123
Term loan facility due 2014(4)	—	363,877
Revolving credit facility due 2012	—	843
Revolving credit facility due 2014	—	9,157
Existing 2007 Senior Notes:
7.62% Series A Senior Notes due 2012	130,000	—
7.94% Series B Senior Notes due 2014	40,000	—
Floating Rate Series C Senior Notes due 2012	26,600	—
Existing 2004 Senior Notes(5):
6.66% Series 2004-1 Tranche A Senior Notes due 2011	145,000	145,000
7.14% Series 2004-1 Tranche B Senior Notes due 2014	96,500	96,500
7.46% Series 2004-1 Tranche C Senior Notes due 2016	90,100	90,100
3.875% Convertible Senior Subordinated Notes due 2017(6)	—	350,000
Unamortized discount on 3.875% Convertible Senior Subordinated Notes due 2017(6)	—	(73,263)

Total long-term debt	$1,128,200	$1,018,337

Total debt	$1,169,664	$1,059,801
Common shareholders’ equity:
Common shares, $1 par value(7)	42,191	42,191
Additional paid-in capital(6)	289,319	320,047
Retained earnings	1,502,831	1,482,834
Accumulated other comprehensive income	(121,188)	(121,188)
Less: Treasury stock, at cost (2,264,190 shares)	(135,921)	(135,921)

Total common shareholders’ equity	$1,577,232	$1,587,963

Total capitalization	$2,746,896	$2,647,764

(1)	For purposes of these calculations, the as adjusted information assumes that the prepayment make-whole amount included in the aggregate prepayment purchase price of the Existing 2007 Senior Notes equals approximately $27.6 million, based on applicable interest rates as of August 2, 2010; the actual amount of the prepayment make-whole amount will be calculated using applicable interest rates on the second business day preceding the prepayment date. In addition, the as adjusted information assumes that accrued and unpaid interest equals approximately $4.9 million.

(2)	The unused borrowing capacity under Issuer’s accounts receivable securitization facility was $34.4 million on an actual basis and $34.4 million on an adjusted basis.

(3)	Other current borrowings consist of outstanding indebtedness under a short-term working capital credit facility supporting an operating subsidiary in China.

(4)	Aggregate unused borrowing capacity under Issuer’s revolving credit facility was $297.8 million on an actual basis and $311.0 million on an as adjusted basis.

(5)	The interest rates are effective as of June 28, 2010.

(6)	In accordance with ASC 470-20, the fair value of the feature to convert the debt into common stock is reported as a component of stockholders’ equity. Upon issuance of the notes, the debt will be reported at a discount to the face amount resulting in a decrease in the amount of debt with an increase in equity reported in Issuer’s financial statements. Under GAAP, the amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the fair values of the debt and equity components has been estimated but is subject to change based upon the completion of Issuer’s analysis of non-convertible debt interest rates. Issuer currently estimates that the fair value of the feature to convert the debt into common stock which will be reported as unamortized discount on the notes being offered is equal to approximately $73.3 million on a pre-tax basis; this amount will be reported, on an after-tax basis, as an increase to additional paid-in capital on an as adjusted basis. ASC 470-20 does not affect the actual amount that Issuer is required to repay. In addition, additional paid-in capital is reduced as a result of the net cost of the convertible note hedge transactions and warrant transactions, which is approximately $25.0 million on a pre-tax basis; this amount will be reported on an after-tax basis on an as adjusted basis.

(7)	There are 200,000,000 authorized shares of Issuer’s common stock, of which 39,927,082 shares were issued and outstanding as of July 14, 2010 on an actual and as adjusted basis. This amount does not include (i) the shares of Issuer’s common stock issuable upon conversion of the notes being offered hereby if Issuer elects to satisfy its conversion obligation by physical settlement or combination settlement; (ii) the shares of Issuer’s common stock issuable under the warrant transactions being entered into concurrently with this offering; (iii) 2,475,030 shares of Issuer’s common stock issuable upon exercise of outstanding stock options granted under Issuer’s 2000 stock compensation plan (the “2000 Plan”) and Issuer’s 2008 stock incentive plan (the “2008 Plan”); (iv) 421,871 shares of Issuer’s common stock issuable upon vesting of outstanding restricted stock awards under the 2000 Plan; (v) 1,724,910 shares of Issuer’s common stock reserved for issuance under the 2000 Plan and the 2008 Plan; and (vi) approximately 20,000 shares to be distributed from the deferred compensation plan.

The Issuer has filed a registration statement (including the preliminary prospectus supplement dated August 2, 2010 and an accompanying prospectus dated August 2, 2010) with the SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, (866) 471-2526 or emailing prospectus-ny@ny.email.gs.com, Jefferies & Company, Inc. at 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Equity Syndicate Prospectus Department (877) 547-6340 or emailing Prospectus_Department@Jefferies.com, Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, (866) 718-1649 or by emailing prospectus@morganstanley.com, BofA Merrill Lynch at 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department or emailing dg.prospectus_requests@baml.com or J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Library.